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                                  Gliatech Inc.
                            23420 Commerce Park Road
                              Cleveland, Ohio 44122

                                October 16, 2001

BY EDGAR
--------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:    Jeffrey P. Riedler
              Pradip Bhaumik
              Division of Corporate Finance

              Re: Gliatech Inc. Registration Statement on Form S-3
                  ------------------------------------------------

Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, Gliatech Inc. (the "Company") hereby requests that the Registration Statement on Form S-3 (Reg. No. 333-68736) of the Company (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement has been abandoned due to market and certain business conditions. No securities were sold or will be sold under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933.

         The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to August 30, 2006.

         Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (216) 831-3200 or Thomas C. Daniels of Jones, Day, Reavis & Pogue at (216) 586-7017.

                                           Very truly yours,

                                           Gliatech Inc.



                                           By:   /s/ STEVEN L. BASTA
                                                 Steven L. Basta
                                                 President

cc:   Thomas C. Daniels, Esq.